Filed by Managers AMG Funds
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company: Northern Lights Fund Trust
SEC File No. 333-193055

Dear Valued Shareholder:

I’d like to ask you for a moment of your time. SouthernSun Small Cap Fund and SouthernSun U.S. Equity Fund, each a series of Northern Lights Fund Trust (the “Funds”), have attempted to contact you many times regarding a Special Meeting of Shareholders scheduled to be held on March 24, 2014 (the “Meeting”), requesting your vote on a proposal affecting your Fund. A majority of the shareholders who have voted have voiced support for the proposal.

To date, we have not been successful in securing your vote. Shareholder action is required to approve the proposal for the Fund, and your vote – regardless of the number of shares you own - is critical to the passage of the proposal.

I ask you for your support in voting the enclosed proxy ballot. Please sign, date and return your proxy in the return envelope provided. Or, you may vote your shares by calling the toll-free number on the enclosed ballot, or vote via the internet at the website provided on the enclosed ballot.

On behalf of the Fund’s Board, please accept my thanks for your participation in this important matter. We appreciate your continued confidence in the SouthernSun Funds, and we look forward to receiving your vote.

Sincerely,

Andrew Rogers
President of Northern Lights Fund Trust

PLEASE vote your shares today!

CALL 1-800-791-3320

Telephone voting is available Monday through Friday 8:00 AM to 10:00 PM (EST), and Saturday from 11:00 AM to 5:00 PM (EST). You may also vote by mail, automated telephone, or internet, as further detailed on the enclosed proxy card.

Filed by Managers AMG Funds

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Northern Lights Fund Trust

SEC File No. 333-193055

Re: SouthernSun Small Cap Fund

Dear Valued Shareholder:

SouthernSun Small Cap Fund (the “Fund”) scheduled a shareholder meeting to be held on March 24, 2014 asking shareholders to consider an important proposal.

Our records indicate that we have not received your vote. Thus far, the shareholders that have participated have strongly supported the proposal.

As one of the larger shareholders that has yet to vote, it is important that you vote your shares. I would appreciate the opportunity to speak with you directly so that I may explain the proposal in greater detail and answer any questions that you may have. My contact information is listed below. If you would prefer, please send me your contact information and the day and time that would be best for me to call you.

Sincerely,

Tucker Davis Client Relations Associate
Phone: 901.746.3899 tdavis@southernsunam.com

SouthernSun Asset Management	6070 Poplar Avenue, Suite 300 Memphis, Tennessee 38119	T 901.333.6980 | F 901.333.6981 www.southernsunam.com